Exhibit (13)(i)

FORM OF AMENDED AND RESTATED
expense limitation agreement

Agreement dated as of the 1st day of February, 2007 as further amended and restated the 2nd day of October, 2023, by and between The Oberweis Funds (the “Trust”), a Massachusetts business trust, on behalf of the Oberweis International Opportunities Fund (the “Fund”) and Oberweis Asset Management, Inc., an Illinois corporation (the “Adviser”).

WHEREAS, the Trust has entered into an investment advisory and management agreement with respect to the Fund with the Adviser (the “Advisory Agreement”); and

WHEREAS, the Trust and the Adviser wish to agree to an expense limitation with respect to the Fund;

NOW, THEREFORE, in consideration of the promises and covenants herein contained, the parties hereto, intending to be legally bound, do hereby agree:

1.             EXPENSE LIMITATION.

In the event the annual operating expenses of the Fund on an accrual basis, including all investment advisory, management and administrative fees, for any fiscal year of the Fund during which the Advisory Agreement is in effect exceed (i) 1.60% of the Fund’s average daily net assets (“Operating Expense Limit”), or (ii) 1.35% and 1.10% of the average daily net assets of the Fund for its Investor Class Shares and Institutional Class Shares, respectively (“Operating Expense Limit”), should a merger of Oberweis International Opportunities Institutional Fund into the Fund as described in the Agreement and Plan of Reorganization dated October __, 2023 (the “Merger”) be approved, effective upon closing of the Merger but not retroactively; the Adviser agrees, subject to Section 2, to reimburse the Fund for 100% of such excess (“Adviser Reimbursement”); provided, however, there shall be excluded from such expenses the amount of any interest, taxes, brokerage commissions, and extraordinary expenses (including but not limited to legal claims and liabilities and litigation costs and any indemnification related thereto) paid or payable by the Fund; provided further, however that fees and expenses relating to meetings of the Fund’s shareholders and related proxy solicitation shall not be deemed to be extraordinary (collectively, “Fund Operating Expenses”). Such reimbursement, if any, shall be computed and accrued daily, shall be settled on a monthly basis and shall be based upon the expenses and average net assets computed through the last business day of the month. If this Agreement is in effect during only part of a fiscal year, the expenses of the Fund during such part of the year shall be annualized for purposes of applying the foregoing expense limitation.

Notwithstanding anything in the foregoing to the contrary, the Adviser shall not be obligated to reimburse the Fund in an amount exceeding its investment advisory and management fee for the period, except to the extent required by applicable law.

2.            The Fund agrees to repay Adviser the aggregate amount of Fund Operating Expenses reimbursed by Adviser, if any, in accordance with Section 1 (“Recoupment Payment”), subject to the limitations in this Section 2 and provided the Advisory Agreement is still in effect. A Recoupment Payment amount shall be determined on a monthly basis as of the last business day of the month, but only if the Fund Operating Expenses for that day, without regard to such repayment, are of an amount equal to or less than the Operating Expense Limit, as set forth in Section 1. Further, the amount of a Recoupment Payment by the Fund in any month shall be limited so that the sum of (a) the amount of such payment and (b) the Fund Operating Expenses do not exceed the Operating Expense Limit for such Fund or class thereof. Repayment shall be made on a monthly basis.

3.             Recoupment Payments are subject to repayment by the Fund or class thereof within the three (3) years following the date on which the Operating Expenses were incurred if the Fund or class thereof is able to make the repayment without exceeding the Operating Expense Limit for such Fund or class in effect at the time repayment is sought or the Operating Expense Limit in effect at the time of the initial Adviser Reimbursement, whichever is lower.

4.              MISCELLANEOUS.

(a)          Interpretation. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Agreement and Declaration of Trust (the “Trust Agreement”) or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

(b)         Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory and management fee, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the Investment Company Act of 1940 (the “1940 Act”), shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

(c)         Term and Continuation. This Agreement shall continue in effect through April 30, 2025 and shall automatically renew annually from year to year thereafter on the effective date of each subsequent annual update to the Trust’s registration statement, until such time as the Adviser provides sixty (60) days’ prior written notice of non-renewal to the Trust. Such annual renewal will have the effect of extending this Agreement for an additional one-year term. Any notice of non-renewal of this Agreement by the Adviser shall be prospective only, and shall not affect a party’s existing obligations under this Agreement. The Trust, on behalf of the Fund, may terminate this Agreement at any time. This Agreement shall terminate immediately upon the termination of the Advisory Agreement.

(d)         Amendments. Except for termination, this Agreement may be amended only by a written agreement signed by each of the parties hereto. Any such amendment is subject to the approval of the Trust’s Board of Trustees.

(e)          Limitation of Liability. This Agreement is executed by or on behalf of the Fund and the Adviser is hereby expressly put on notice of the limitation of Shareholder and Trustee liability as set forth in the Trust Agreement, and agrees that the obligations assumed by the Fund pursuant to this Agreement shall be limited in all cases to the Fund and its assets, and the Adviser shall not seek satisfaction of any such obligations from the Shareholders or any Shareholder of the Fund. In addition, the Adviser shall not seek satisfaction of any such obligations from the trustees or officers of the Fund or any individual trustee or officer.

IN WITNESS WHEREOF the parties hereto have caused this amended and restated Agreement to be signed by their duly authorized officers as of the day and year written above.

THE OBERWEIS FUNDS

By:
Its:	Treasurer

Attest:

Its:	Secretary

OBERWEIS ASSET MANAGEMENT, INC.

By:
Its:	Chief Financial Officer

Attest:

Its:	Secretary

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